UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN
[ ] Form N-CSR

For Period Ended: _April 30, 2025____________________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

America’s Car-Mart, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

1805 North 2nd Street, Suite 401

Address of Principal Executive Office (Street and Number)

Rogers, Arkansas 72756

City, State, Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As part of the year-end reporting process and the preparation of the Registrant’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025 (the “Annual Report”), management identified the need to enhance disclosures related to loan modifications for borrowers experiencing financial difficulty, in accordance with ASC 310-10-50-42 through 50-44.

Specifically, the Registrant is enhancing its disclosures regarding loan modifications to customers. The Registrant is in the process of completing its analysis of these accounts and based on its preliminary assessment, believes additional disclosures around the loan modifications associated with these customers are required.

As a result of the time required to complete these enhanced disclosures, the Registrant is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense. The Registrant expects to file the Annual Report within the fifteen-day filing extension provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jonathan M. Collins	479	464-9944
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Registrant’s June 12, 2025 press release announcing fourth quarter and full-year results for the fiscal year ended April 30, 2025, the Registrant expects to report the following in its consolidated statements of operations for the full year, which will be included in the upcoming Annual Report:

•	Total revenues decreased by $3.0 million, or (0.2)%.
•	Total costs and expenses decreased by $65.9 million, or (4.6)%.
•	Net income improved by $49.3 million, shifting from a net loss of $31.4 million, or diluted loss per share of $4.92, in fiscal year 2024 to a net profit of $17.9 million, or diluted earnings per share of $2.33, in fiscal year 2025.

These figures reflect management’s current estimates and are subject to change. Final results will be included in the Annual Report once filed.

America’s Car-Mart, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 15, 2025	By:	/s/ Jonathan M. Collins
Jonathan M. Collins
Chief Financial Officer
(Principal Financial Officer)